GMP Securities, LLC

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$ 5,030,671
Restricted Cash	983,099
Due from brokers and dealers	15,367,652
Securities owned, at fair value	7,395,188
Fixed assets, net of accumulated depreciation and amortization of $1,487,667	2,983,473
Due from affiliates	211,549
Other assets	2,660,553
Total assets	$ 34,632,185

Liabilities and member's equity

Liabilities:

Securities sold, not yet purchased, at fair value	$ 3,335,386
Accrued compensation	6,345,423
Due to affiliates	293,900
Accrued expenses and other liabilities	1,687,648
Total liabilities	11,662,357
Subordinated notes payable	19,000,000
Member's equity	3,969,828
Total liabilities and member's equity	$ 34,632,185

See accompanying Notes to the Statement of Financial Condition.